SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):   October 9, 2002

M&T BANK CORPORATION

(Exact name of registrant as specified in its charter)

New York

(State or other jurisdiction of incorporation)

1-9861	16-0968385
(Commission File Number)	(I.R.S. Employer Identification No.)

One M&T Plaza, Buffalo, New York	14203
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (716) 842-5445

(NOT APPLICABLE)

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 5. Other Events and Regulation FD Disclosure.

On October 9, 2002, M&T Bank Corporation announced its results of operations for the fiscal quarter ending September 30, 2002. The public announcement was made by means of a news release, the text of which is set forth in Exhibit 99 hereto.

Item 7. Financial Statements and Exhibits.

The following exhibit is filed as a part of this report:

Exhibit No.	
99	News Release. Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION

Date: November 5, 2002

By: /s/ Michael P. Pinto
Michael P. Pinto
Executive Vice President
and Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Report Dated: October 9, 2002   Commission File Number: 1-9861

 M&T Bank Corporation
(Exact name of registrant as specified in its charter)

EXHIBITS

EXHIBIT INDEX